Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON GROUP COMPANY GALIL MEDICAL SIGNS DEFINITIVE MERGER
AGREEMENT WITH ENDOCARE, INC. (NASDAQ:ENDO) ;
MERGED COMPANY SIGNS $16 MILLION FINANCING AGREEMENTS WITH
EXISTING INVESTORS

     Tel Aviv, Israel – November 11, 2008 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that Galil Medical Ltd., a group company held by Elron and its 50.1% held subsidiary Rafael Development Corporation Ltd (“RDC”), announced yesterday that it signed a definitive merger agreement with Endocare, Inc. (NASDAQ:ENDO). The transaction, which is expected to close in the first quarter of 2009, will combine the complementary clinical, technological and marketing strengths of the two companies, which both have expertise in cryoablation. The combination of Galil and Endocare will form a company whose pro forma combined revenues and gross profit in the twelve months ended September 30, 2008 were approximately $55.6 million and $39.1 million (70.3% of revenues), respectively. Martin J. Emerson, Galil Medical’s President and Chief Executive Officer, will lead the combined company.

     Galil and Endocare announced that the terms of the definitive merger agreement call for a stock-for-stock merger transaction. The exchange ratio in the merger gives the current Endocare stockholders 52 percent of the post-merger stock and Galil stockholders 48 percent, Prior to the financing transaction, upon the closing of the merger, if completed, Elron and RDC together will hold approximately 7.7% in the merged company.

     Endocare also announced that upon the closing of the merger it will sell $16 million of newly issued shares of its common stock in a private placement to several current institutional investors of Endocare and Galil.

     Currently, Elron does not anticipate that the merger and related transactions, if completed, will have a material effect on its financial results.

     The merger and related transactions are expected to create significant clinical and operational advantages for the combined company. According to Endocare and Galil, the merger, if completed, has the potential to create annualized cost savings of over $10 million by mid- 2010 and positive adjusted EBITDA within 18 months after the close of the transaction.

     The transaction is expected to close in the first quarter of 2009. There is no assurance that the merger will be completed. Additional information regarding the merger terms are set forth in Endocare’s current report on Form 8-K to be filed this week with the Securities and Exchange Commission.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. In particular, the future results of the combined companies are uncertain and subject to numerous variables. The impact of the transaction disclosed in this press release on the Company may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company and/or Endocare with the Securities and Exchange Commission, which the Company urges investors to consider).